July 19, 2011
Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Commodity Strategy Fund Post-Effective Amendment No. 26 File No. 333-131683/811-21852
Dear Ms. O’Neal-Johnson:
This letter responds to additional comments received by telephone on July 18, 2011 on behalf of Columbia Commodity Strategy Fund within the above-referenced Post-Effective Amendment (“Filing”). The additional comments and responses are outlined below.

Comment 1.	The first paragraph of the Principal Investment Strategies of the Fund section of the prospectus states that both the Fund and the Subsidiary may invest in fixed income securities and shares of an affiliated money market fund for investment purposes or to serve as margin or collateral with respect to the commodity-linked investments. Section 12(a)(1) of the Investment Company Act of 1940, as amended (“the 1940 Act”) does not permit the Fund to buy on margin. Confirm and disclose that the Fund cannot buy on margin.

Response:	As outlined in Section 12(a)(1) of the 1940 Act, “It shall be unlawful for any registered investment company, in contravention of such rules and regulations or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors – (1) to purchase any security on margin, except such short-term credits as are necessary for the clearance of transactions;”

In adherence to Section 12(a)(1) of the 1940 Act, the Fund will not buy securities on margin. Disclosure to this effect will be added to the second paragraph under “Investments in Wholly-Owned Subsidiaries” in the section “Information Regarding Risks and Investment Strategies” in the Statement of Additional Information (SAI). In addition, references to “margin” in the prospectus will be removed.

Comment 2.	In lieu of the Subsidiary’s Board of Directors complying with Sections 10 and 16 of the 1940 Act, please state whether the Fund’s Board of Trustees will make material decisions for the Subsidiary.

Response:	Columbia Management Investment Advisers, LLC (Columbia) undertakes that it shall bring all material matters relating to the Subsidiary to the Fund’s Board in the same manner and to the same extent that Columbia would bring material matters to the attention of the Fund Board. In this regard, Columbia further undertakes that, in the event of any disagreement with the Fund Board with respect to decisions or operations impacting the Subsidiary, the Fund Board’s views shall prevail.

Comment 3.	The SEC requires that the wholly-owned Subsidiary’s Board of Directors sign the Fund’s registration statement. Confirm that the Subsidiary’s Board will sign the Fund’s registration statement.

Response:	Confirmed.
In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:
The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.
Sincerely,

/s/ Joseph L. D’Alessandro Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.